N E W S R E L E A S E

December 15, 2014

Nevsun Increases Quarterly Dividend by 14%

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT: NSU) (Nevsun or the Company) is pleased to advise that its Board of Directors has declared a quarterly cash dividend of US$0.04 per common share (US$0.16 per common share annually), an increase of 14% from prior quarters.  The dividend is payable on January 15, 2015, to shareholders of record as of the close of business on December 31, 2014.

This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

CEO Cliff Davis stated “This is the fourth time we have increased the dividend rate since commercial production in 2011.  Our willingness to increase our dividend even in the current metals’ price environment is based on our confidence in the long term profitability of the Bisha Mine.”

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com